

December 7, 2011

<u>Via E-mail</u>
Thomas W. Swidarski
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

    Re: **Diebold, Incorporated**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed March 11, 2011
              Form 10-Q for the Fiscal Quarter Ended September 30, 2011
              Filed November 1, 2011
              File No. 001-04879

Dear Mr. Swidarski:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Patrick Gilmore

                         Patrick Gilmore
                         Accounting Branch Chief